SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 3)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                                (Amendment No. 5)
                           ---------------------------
                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

----------------------------------------------------------------------

CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
----------------------------------------------------------------------


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Arrasas Limited

2.  Check the Appropriate Box if a member of a Group                      (a)|X|
                                                                          (b)|_|

3.  SEC Use Only

4.  Sources of Funds

    AF, BK, WC

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e) or 2(f)                                                    |_|

6.  Citizenship or Place of Incorporation

    Isle of Man

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    125,904,529(1)

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares     |_|

9.  Percent of Class Represented by Amount in Row (7)

    Approximately 49.9%

10. Type of Reporting Person

    CO
--------
1 Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Person Above

    Star Cruises PLC

2.  Check the Appropriate Box if a member of a Group                      (a)|X|
                                                                          (b)|_|

3.  SEC Use Only

4.  Sources of Funds

    Not applicable

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e) or 2(f)                                                    |_|

6.  Citizenship or Place of Incorporation

    Isle of Man

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    125,904,529(2)

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares     |_|

9.  Percent of Class Represented by Amount in Row (7)

    Approximately 49.9%

10. Type of Reporting Person

    CO

--------
2 Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     This Amendment No. 3 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 10. Additional Information.

     Item 10(f) is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the text of the Press Release issued by Star on January 31, 2000 which is attached hereto as Exhibit (j).

Item 11. Material to be filed as Exhibits.

     The following item (j) is hereby added to the material previously filed as exhibits.

     (j) Text of Press Release issued by Star on January 31, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2000



                                               ARRASAS LIMITED


                                               By:    /s/ Gerard Lim
                                                      ------------------
                                                      Name:  Gerard Lim
                                                      Title: Director


                                               STAR CRUISES PLC


                                               By:    /s/ Lim Kok Thay
                                                      ------------------
                                                      Name:  Lim Kok Thay
                                                      Title: Director

                                                                     Exhibit (j)
                                                                     -----------

                                  Press Release

(28 January 2000) Star Cruises has noted the announcement from the Board of NCL Holding regarding Star's offer.

NCL's announcement contains a number of errors and mis-statements. 1. Star Cruise's purchase of 50% of the NCL shares in December fully complies with Norwegian law. The Banking and Securities Commission has stated January 27th that it is not giving priority to an investigation of Star's conduct. By contrast, it appears that it is investigating the conduct of both Mr. Siem and Mr. Aune. 2. Star categorically denies that it has purchased shares or reached agreement with any shareholder to purchase shares at a higher price than NOK 35 per share. 3. Star believes it is entitled to exercise the votes attaching to all its shares and will take the necessary steps to ensure that this occurs. It will also take any necessary steps against NCL Board Members who seek improperly to restrict its rights. 4. The Board of NCL is incorrect in stating that Star's offer is conditional - it is not. 5. The board of Star Cruises continues to believe that the long-term interests of NCL and its employees is best served by joining the Star Cruises Group to create "The First Global Cruise Line in the World". 6. Star Cruises Wishes to express its disappointment that the NCL Board
- even in its formal recommendation required under the Norwegian Securities Trading Act - continues its attempt to discredit Star. Star reserves its rights as to the conduct of the NCL Board, as an attempt to attract alternative bids does not warrant or justify defamatory and erroneous statements on their part.